SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Decision to Dispose Treasury Shares

1. Number of shares to be disposed		Common Shares	2,106
		Other Shares	—
2. Price of shares to be disposed (KRW)		Common Shares	32,650
		Other Shares	—
3. Amount of disposal (KRW)		Common Shares	68,760,900
		Other Shares	—
4. Period of disposal		Start Date	April 25, 2014
		Close Date	May 30, 2014
5. Reason for disposal			Disposal of treasury shares in order to provide stock grant compensation for FY2013
6. Method of disposal		Disposal through market	—
		After-hours trading	—
		Over the counter trading	2,106
		Others	—
7. Treasury Shares before the disposal	Acquired within Profit available for dividends	Common Shares	16,234,788	Ratio (%)	6.2
		Other Shares	—	Ratio (%)	—
	Others	Common Shares	—	Ratio (%)	—
		Other Shares	—	Ratio (%)	—
8. Date of decision for disposal			April 24, 2014
- Attendance of Outside Directors		Present	8
		Absent	0
- Attendance of Auditors (Auditors who are not Outside Directors)			Present
9. Additional Information to Consider in Making an Investment Decision

- The above amount of disposal has been prepared based on the closing price of KT stocks on April 23, 2014, and is subject to change depending on the closing price of the day before the actual disposal date.

- The 2,106 shares provided to Outside Directors will be mandatorily deposited for one year from April 24, 2014, the date of Board of Directors’ resolution.

[Treasury Shares prior to the Decision for Disposal]

(Unit : Share)

Method of Acquisition			Types of Shares	Beginning of the	Changes			End of the
				period	Acquisition(+)	Disposal(-)	Cancellation(-)	period
Acquired within Profit available for dividends	Direct Acquisition	Acquisition through market	Common Shares	17,221,575	—	986,787	—	16,234,788
			Other Shares	—	—	—	—	—
		Over the counter trading	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Public Offering	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Sub-total(a)	Common Shares	17,221,575	—	986,787	—	16,234,788
			Other Shares	—	—	—	—	—
	Acquisition through Trust	Held by the Trustee	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Held in possession	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Sub-total(b)	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
Others(c)			Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
Total (a+b+c)			Common Shares	17,221,575	—	986,787	—	16,234,788
			Other Shares	—	—	—	—	—